Filed pursuant to Rule 15d-2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13

OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission File No. 333-177329

SKM Media Corp.

(Exact name of registrant as specified in its charter)

Nevada	27-4577397
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

6001 Broken Sound Parkway, N.W, Suite 510, Boca Raton, Florida 33487

(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number: (561) 404-1040

Securities registered under Section 12(b) of the Exchange Act: None

Name of each exchange on which registered – Not applicable

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☒ No.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerate filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No.

The aggregate market value of the voting and non-voting common equity held by non-affiliates (including 1,635,001 shares which are issuable in connection with the automatic conversion of certain promissory notes upon effectiveness of the registrant’s Registration Statement on Form S-1 on February 13, 2012) computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter (June 30, 2011): $1,820,500 (based on the last price sold prior to such date of $.30 per share).

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date. There were 50,000,000 shares of common stock outstanding as of May 1, 2012 (including 1,635,001 shares which are issuable in connection with the automatic conversion of certain promissory notes upon effectiveness of the registrant’s Registration Statement on Form S-1 on February 13, 2012).

DOCUMENTS INCORPORATED BY REFERENCE: No documents are incorporated by reference into this Report except those Exhibits so incorporated as set forth in the Exhibit index.

SKM MEDIA CORP.

Form 10-K Index

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All references in this Annual Report to “SKM,” the “Company,” “we,” “us,” or similar terms refer to SKM Media Corp. and its subsidiaries unless the context indicates otherwise.

Part I

Forward Looking Statements

Statements in this Annual Report may be “forward-looking statements” within the meaning of the Securities Act of 1933. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Item 1A. Risk Factors,” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report.

Item 1.          Business

Background

We were incorporated under the laws of the State of Nevada on October 27, 2010 as Piper Acquisition IV, Inc. We changed our name to “SKM Media Corp.” on August 25, 2011. On September 27, 2011, we acquired all the capital of SKM Media Group Inc., a Florida corporation (“SKM Group”), effective as of December 31, 2010, in exchange for 45,000,000 shares of our common stock. Our principal executive offices are located at 6001 Broken Sound Parkway NW, Suite 510, Boca Raton, Florida 33487 and our telephone number is (561) 404-1040. SKM’s website address is www.SKMMediaGroup.com. Information contained on the website is not incorporated by reference in this Annual Report.

Overview

SKM helps clients acquire and retain customers at greater profit through the utilization of our proprietary online marketing technology. As a data services and platform technologies leader, SKM specializes in the investment, insurance, financial, mortgage, home services and franchise industries, and other businesses that have multiple branches or sales representatives. Through the utilization of our combined 50 plus years of data expertise, SKM helps clients increase their customer base, differentiate themselves from the competition and maximizing their return on investment.

SKM focuses on serving clients in large, information-intensive industry verticals where relevant, targeted media and offerings help the client’s prospects make informed choices and find the products that match their needs, with the goal of converting them into long-term customers. We serve in excess of 1,200 clients and generate revenues by delivering measurable marketing results. Our core competencies include: data analytics and response modeling, data hygiene and optimization, list aggregation and fulfillment, campaign design and creative optimization, multi-channel acquisition email marketing, call tracking, reporting and analysis, marketing platform development, and turn-key direct mail fulfillment.

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We create, print, mail and email millions of high impact, high response marketing pieces monthly for our clients ranging from individual sales agents, branches, dealers and business owners to Fortune 500 companies. Our network of printing facilities throughout the country allows us to offer direct mail campaigns at a competitive price with the ability to expedite jobs on an as-needed basis. SKM’s turn-key direct mail campaigns include: data, creative design (i.e. A/B split testing, Champion vs. Challenger mail piece analysis), print, packaging, postage, and our toll-free call-tracking system that allows customers to track the success of their campaign in real time. In addition, we have the ability to add personalized, customizable data to any direct mail campaign that enables clients to tailor each campaign to the needs of their prospects, which leads to improved response rates. For the years ended December 31, 2011 and 2010, the revenue generated by our direct mail campaigns represented 93% and 80%, respectively, of our revenue.

In addition to our expertise in direct mail marketing, SKM’s proprietary, easy-to-use marketing platform serves as a powerful differentiator between our company and the competition. Ideal for organizations with multiple locations, SKM’s platform provides an all-in-one solution that enables users to create highly effective marketing campaigns either on-demand, or as part of a corporate enrollment campaign. The platform delivers cost-friendly marketing results to clients with predictability and scalability, and our historical approach suggests that campaigns created using the platform have converted respondents into customers or sales at smaller cost per acquisition and higher ROI.

Another key differentiating factor that sets SKM’s platform apart from the competition is the consistently high response rates our clients receive through campaigns powered by the platform. Unlike other on-demand marketing platforms, the simplicity of SKM’s technology commonly yields user adoption rates in the 30-50% range. This, together with our advanced data analytics and creative services, ensures that every campaign we run for our clients receives a reliable, optimal outcome.

SKM also designs and develops custom marketing platforms for multi-location operations allowing their local offices to access a full suite of turn-key marketing services simply and easily. Some of the largest corporations in the United States use the SKM marketing platform to gain market share, retain existing clients and streamline marketing operations. For franchisors, the SKM platform not only generates new and existing customers, but also recruits new franchisees and helps retain existing franchisees.

Powered by a combination of SKM’s proprietary data and the targeted databases we have access to, the platform allows our clients to create local, regional and national marketing campaigns in a cost-friendly, effective manner. Further, SKM’s advanced lead generation tactics allow our clients to access potential customers located in our database, and each client has the ability to search our database using selection criteria that provides qualified leads and the ability to implement a marketing plan. SKM’s platform helps centralize and streamline the marketing efforts of our clients, allowing them to focus on what matters most: closing sales and generating revenue.

As a full service direct marketing and data services technology company, SKM also provides a number of services that compliment our turn-key direct mail and multi-channel marketing programs, and our proprietary platform. These include but are not limited to:

•         Data aggregation and fulfillment

•         Analytics and modeling

•         Data enhancement and append services

•         Acquisition email marketing

•         Telemarketing list rental

•         Lead generation

•         Messaging services

•         Creative design

•         Social media marketing

•         Consulting services

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In brief, SKM helps clients communicate their message to potential new customers by delivering compelling offers through the use of proprietary products, media channels and distribution platforms.

Market

SKM utilizes a customer-centric approach based on an in-depth needs analysis to formulate the best marketing strategies for our clients. Since our inception, SKM has been providing simple and effective marketing solutions to help our clients increase sales, provide more inbound leads and lower cost per acquisition.

We believe our marketing services and tools, which support our clients with a focus on the multi-location office model, are positioned to meet the marketing needs of companies ranging from individual agencies to Fortune 500 firms. We further believe that direct marketing is the most applicable and relevant marketing segment because it is targeted and measurable.

Bottom line: we believe our go-to-market strategy helps our clients increase their customer base and differentiate themselves from competitors. This, along with our 50 plus years of combined industry experience and the scalability of our professional team, enable us to help our clients acquire and retain customers at greater profit while simultaneously maximizing their return on investment.

Business Model and Operating Metrics

Revenue for 2011 increased 11.7% from 2010. Growth in revenue is primarily driven by the growth in our direct mail product, as well as the quality of clients, quality of sales consultants and increases in sales productivity.

We believe the key factors that affect the productivity of our sales consultants are:

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•          Sales Consultant Tenure. As sales consultants mature, they, on average, grow their advertiser base or sell additional products to existing advertisers, resulting in greater revenue productivity. In particular, sales consultants with more than 12 months of employment are more productive than those with less than 12 months experience. As more and more sales consultants mature and become a higher percent of total sales consultants, and as existing new sales consultants mature, we expect overall sales productivity to increase.

•          Number of Products. We believe that expanding our comprehensive suite of marketing products and services will allow us to generate more revenue from each client relationship. Prior to 2010, we primarily offered data and email services. Since then, we have become experts at direct mail and have improved our abilities in the data technologies and email services.

•          Sales Consultant Capacity. We continually endeavor to enhance the productivity of our sales consultants. Our business model therefore contemplates additional investments in technology and support personnel to assist our sales consultants in managing and maintaining existing clients in order to increase their capacity to acquire new clients. For example, we have invested in expanding our existing customer support team to include campaign management personnel, who have assumed many of the day-to-day campaign management obligations of our sales consultants.

•          Client Tenure. One of the most time-consuming activities for our sales consultants is the process of prospecting, arranging a time for meaningful communication and obtaining the first order for our products and services from a new client. A key factor in sales consultant productivity is therefore the success of our efforts to continue to sell our products and services to existing clients, which requires significantly less of a sales consultant’s time. We believe that a measure of the success of these efforts is the percentage of our revenue generated by sales to clients with different tenures.

We regularly review a number of other financial and operating metrics to evaluate our business, determine the allocation of resources and make decisions regarding business strategies. The following table shows certain key operating metrics for the years ended December 31, 2011 and 2010.

	December 31,
	2011	2010

Number of Sales Consultants (at period end):
Sales Consultants -> 12 months	6	4
Sales Consultants -< 12 months	8	6
Total	14	10

Sales Consultants Expense	$302,267	$500,779

Our Strategy

SKM is positioned to provide advertising and marketing services and tools for multi-location organizations. Our platform blends old media with the power of new media to empower mid-size to the largest of marketing departments. SKM’s target customers include franchisors, chain stores, insurance groups, and financial services.

SKM’s strategy for pursuing this opportunity includes the following key components:

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1.          Client Value. Generate sustainable revenues by providing measurable value to clients.

2.          Vertical Focus. Grow through depth, expertise and coverage in current industry verticals. Enter new verticals selectively over time, organically and through acquisitions.

3.          Technology Development. Develop and evolve the best technologies and platform for managing vertical marketing that enhances media yield, improves client results and achieves scale efficiencies.

4.          Brand Building. Use the strategic marketing endeavors such as speaking at industry trade shows, purchasing ad space in popular trade magazines, utilizing marketing products and services and utilizing sales executives for relationship development.

Clients

A substantial portion of our revenue is generated from a limited number of clients. At December 31, 2011, two customers accounted for more than 10% of our accounts receivable balance, representing together 63.0% of our outstanding accounts receivable at that date, with one of the customers comprising multiple regions across the United States. For the year ended December 31, 2011, one of our customers accounted for approximately 74.5% of total revenue, across multiple regions of the United States. The contracts we enter with our clients are general in scope, require that our clients indemnify us for any loss and generally require payment prior to proceeding.

Sales and Marketing

We have an internal sales team that consists of employees focused on signing new clients and account managers who maintain and seek to increase our business with existing clients. Certain of our salespersons are compensated using a commission structure. It is our policy to provide these salespersons with a monthly draw or compensation and to provide them with a commission on sales. The commission will vary on the amount of revenue generated and is paid after operating expenses are deducted. Our marketing programs include attendance at trade shows and conferences and limited advertising.

Intellectual Property

We rely on a combination of trade secret, trademark and copyright laws in the United States together with confidentiality agreements and technical measures to protect the confidentiality of our proprietary rights. We rely heavily on trade secret protection. To protect our trade secrets, we control access to our proprietary systems and technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties.

Our Technology

We have developed a core technology platform and a common set of applications for managing and optimizing measurable marketing programs across multiple client verticals at scale. The primary objectives and effects of our technologies are to achieve higher media yield, deliver better results for our clients, and more efficiently and effectively manage our scale and complexity. We believe our technology is superior to our competitors or other off the shelf marketing software as our technology provides access to multi-sourced databases and utilizes a process for enrollment which is user-friendly and allows even the most computer-challenged users ease of access. We continuously strive to develop technologies that allow us to better match prospects in our client verticals to the information, clients or product offerings they seek at scale. In so doing, our technologies can allow us to simultaneously improve prospect satisfaction, increase our media yield, and achieve higher rates of conversions of leads or clicks for our clients - a virtuous cycle of increased value for prospects and our clients and competitive advantage for us.

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Our proprietary technology, or platform, offers a flexible solution which we believe fundamentally changes the economics of deploying single or multi-channel campaigns, while reducing the costs generally associated with application development. The platform allows clients to perform local, regional, or national marketing campaigns faster, less expensively and with more flexibility, while using a minimum of corporate resources.

The platform’s campaign management system (“CMS”) provides a broad set of tools such as integrated data management, real-time count system, data modeling, single or multi-channel campaign selection and full turn-key fulfillment. CMS provides the power to segment a list, manage and select marketing creative, auto-insert tracking and deploy the marketing pieces. CMS will manage an entire advertising campaign from list importing through coupon redemption.

We also deploy a comprehensive real-time tracking system, or tracker, designed to monitor campaign activity on a single campaign, group of campaigns or the entire organization. The tracker tracks number of responses, response times, transactions, cost per transaction, geo-response levels and return on investment. The tracker tool is a customizable feedback system which allows users to data-mine historical campaign metrics.

The platform has proven successful for multiple large clients by increasing revenue and profits, increasing customer buy-in, simplifying disbursement of corporate subsidies, simplifying the ordering process and improved communication between corporate and their local offices, all while decreasing customer costs.

The platform automates much of the advertising and marketing sales process allowing SKM to do more with less personnel. The platform allows SKM to sell to many people from one web page on a one to one process without the cost of personnel associated in a traditional one to one sale. This makes the platform and our entire suite of marketing services highly scalable.

Competition

Our primary competition falls into two categories: (i) advertising and direct marketing services agencies, and (ii) online marketing and media companies. We compete for business on the basis of a number of factors including return on marketing expenditures, price, access to targeted media, ability to deliver large volumes or precise types of customer prospects, and reliability.

Online and offline advertising and direct marketing services agencies control the majority of the large client marketing spending for which we primarily compete. So, while they are sometimes our competitors, agencies are also often our clients. We compete with agencies to attract marketing budget or spending from offline forms to the Internet or, once designated to be spent online, to be spent with us versus the agency or by the agency with others. When spending online, agencies spend with SKM and with portals, other websites and ad networks.

We compete with other Internet marketing and media companies, in many forms, for online marketing budgets. Most of these competitors compete with us in one vertical. Some of our competition also comes from agencies or clients spending directly with larger websites or portals, including Google, Yahoo!, MSN, and AOL.

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Government Regulation

Advertising and promotional information presented to visitors on our websites and our other marketing activities are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. There are a variety of state and federal restrictions on the marketing activities conducted by telephone, the mail or by email, or over the internet, including the Telemarketing Sales Rule, state telemarketing laws, federal and state privacy laws, the CAN-SPAM Act, and the Federal Trade Commission Act and its accompanying regulations and guidelines. In addition, some of our clients operate in regulated industries, particularly in our financial services vertical. While we believe our matching of prospective customers with our clients and the manner in which we are paid for these activities complies with these and other applicable regulations, these rules and regulations in many cases were not developed with online marketing in mind and their applicability is not always clear. The rules and regulations are complex and may be subject to different interpretations by courts or other governmental authorities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) or the failure to anticipate accurately the application or interpretation of these laws could create liability to us and result in adverse publicity.

Employees

As of May 1, 2012, we had 15 employees, including our four executive officers, as well as two employees in product development and engineering, six in sales and marketing, and three in operations and administration. The Company engages independent contractors on a project basis. The Company believes its current employee levels meet our current business objectives for customer support, operations and development.

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Item 1A.          Risk Factors

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision, and you should only consider an investment in our common stock if you can afford to sustain the loss of your entire investment.  If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.  In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are an early stage company in an emerging market with an unproven business model and a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We have only a limited operating history, and our current business and future prospects are difficult to evaluate. We commenced operations in late 2008. We have developed a strategy for taking advantage of what we believe is a shift of local and multi-office marketing budgets from traditional media formats to digital media formats, but we cannot assure you that our strategy will not fail or prove less successful than other approaches. You must consider our business and prospects in light of the risks and difficulties we encounter as an early stage company in the new and rapidly evolving online marketing industry. These risks and difficulties include:

•	our new and unproven business model;

•	maintaining the effectiveness of our Platform, and adapting our technology to new market opportunities and challenges;

•	our limited number of product offerings and risks associated with developing and selling new product offerings;

•	continuing to attract new clients, many of whom have not previously ordered marketing services through an online platform and may not understand the value to their businesses of our products and services; and

•	effectively managing rapid growth in our sales force, personnel and operations.

Failing to successfully address these challenges or others could significantly harm our business, financial condition, results of operations and liquidity.

Our management’s and board of directors’ relative lack of public company experience could put us at greater risk of incurring fines or regulatory actions for failure to comply with federal securities laws and could put us at a competitive disadvantage.

Our executive officers and directors lack experience in managing and operating a public company. As our management and board of directors lack public company experience, we may have to spend more time and money to comply with legally mandated corporate governance policies than our competitors whose management teams and boards have more public company experience.  Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, prospects, results of operations and financial condition.

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Segments of our business operate in an immature industry and have a relatively new business model, which makes it difficult to evaluate our business and prospects.

We derive nearly all of our revenue from the sale of data, direct mail and email services. Segments of our business include online marketing and media services, which is an immature industry that has undergone rapid and dramatic changes in its short history. The industry in which we operate is characterized by rapidly-changing Internet media, evolving industry standards, and changing user and client demands. Our business model is also evolving and is distinct from many other companies in our industry, and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain current revenue levels or growth rates. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in an immature industry with an evolving business model such as ours. Some of these risks and uncertainties relate to our ability to:

•	maintain and expand client relationships;

•	manage our expanding operations and implement and improve our operational, financial and management controls;

•	overcome challenges presented by adverse global economic conditions as they impact spending in our client verticals;

•	respond effectively to competition and potential negative effects of competition on profit margins;

•	attract and retain qualified management, employees and independent service providers;

•	successfully introduce new processes and technologies and upgrade our existing technologies and services;

•	protect our proprietary technology and intellectual property rights; and

•	respond to government regulations relating to the Internet, marketing in our client verticals, personal data protection, email, software technologies and other aspects of our business.

If we are unable to address these risks, our business, results of operations and prospects could suffer.

A substantial portion of our revenue is generated from a limited number of clients and, if we lose a major client, our revenue will decrease and our business and prospects would be adversely impacted.

A substantial portion of our revenue is generated from a limited number of clients. At December 31, 2011, two customers accounted for more than 10% of our accounts receivable balance, representing together 63.0% of our outstanding accounts receivable at that date, with one of the customers comprising multiple regions across the United States. For the year ended December 31, 2011, one of our customers accounted for approximately 74.5% of total revenue, across multiple regions of the United States. Our clients can generally terminate their contracts with us at any time, with limited prior notice or penalty. Our clients may reduce their level of business with us, leading to lower revenue. In addition, reductions in business by one or more significant clients of our programs may lead to price reductions to our other clients for those products whose prices are determined in whole or in part by client bidding or competition, resulting in lower revenue. We expect that a limited number of clients will continue to account for a significant percentage of our revenue, and the loss of, or material reduction in, their marketing spending with us could decrease our revenue and harm our business.

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Our operating results have fluctuated in the past and may do so in the future, which makes our results of operations difficult to predict and could cause our operating results to fall short of analysts’ and investors’ expectations.

While we have experienced revenue growth, our prior quarterly and annual operating results have fluctuated due to changes in our business, our industry and the general economic climate. Similarly, our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. Our fluctuating results could cause our performance to be below the expectations of securities analysts and investors, causing the price of our common stock to fall. Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

•	changes in demand and pricing for our services;

•	changes in our pricing policies, the pricing policies of our competitors, or the pricing of print or media;

•	the addition of new clients or the loss of existing clients;

•	changes in our clients’ advertising agencies or the marketing strategies our clients or their advertising agencies employ;

•	changes in the regulatory environment for us or our clients;

•	changes in the economic prospects of our clients or the economy generally, which could alter current or prospective clients’ spending priorities, or could increase the time or costs required to complete sales with clients;

•	the introduction of new product or service offerings by our competitors; and

•	costs related to acquisitions of businesses or technologies.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for marketing solutions is intensely competitive and rapidly changing, and with the emergence of new technologies and market entrants, we expect competition to intensify in the future.

Our competitors include:

•	Marketing providers. We compete with large marketing providers and integrated marketing platform providers such as Aprimo, Hubspot, Unica. These providers typically offer their products and services through disparate, online-only, self-service platforms.

•	Traditional, offline media companies. We compete with traditional direct mail fulfillment, yellow page, newspaper, television and radio companies that, in many cases, have large, direct sales forces.

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Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, and substantially greater financial, technical and other resources and, in some cases, the ability to combine their online marketing products with traditional offline media such as newspapers or yellow pages. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. In particular, if major Internet search companies such as Google, Yahoo! and Microsoft decide to devote greater resources to develop and market online advertising offerings directly to large businesses, greater numbers of our clients and potential clients may choose to purchase online advertising services directly from these competitors, particularly if and as the ease of their self-service models increases. In addition, many of our current and potential competitors have established marketing relationships with and access to larger client bases and are heavily investing in recruiting sales personnel, which might affect our ability to hire personnel. As the market for local advertising increases, we expect new competitors, business models and solutions to emerge, some of which may be superior to ours. We also believe that the marketplace for online media is more transparent than other media marketplaces. Our competitors may use information available to them to price their products at a discount to the prices that we currently offer. Even if our online marketing and reporting solutions are more effective than those offered by our competitors, potential clients might adopt competitive products and services in lieu of purchasing our solutions. For all of these reasons, we may not be able to compete successfully against our current and potential competitors.

We depend on key personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel, our ability to develop and successfully market our business could be harmed.

We believe that our future success is highly dependent on the contributions of our executive officers, as well as our ability to attract and retain highly skilled managerial, sales, technical and finance personnel. Qualified individuals are in high demand, and we may incur significant costs to attract them. All of our officers and other employees are at-will employees, which mean they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we are unable to attract and retain our executive officers and key employees, our business, operating results and financial condition will be harmed. In addition, our management team has a long history of working together, and we believe that our key executives have developed highly successful and effective working relationships. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic, and our operations could suffer.

Failure to adequately recruit, train and retain our marketing professionals would impede our growth and could harm our business, operating results and financial condition.

Our ability to maintain or grow revenue and achieve profitability will depend, in large part, on increasing the size of our direct sales force of marketing professionals.  As more companies seek to capitalize on the shift to online marketing platforms, competition for knowledgeable and qualified media sales personnel will increase. Moreover, employees that we hire from our competitors may in the future be subject to claims of breach of noncompetition and non-solicitation obligations owed to their former employers, which could impact our ability to attract and hire high-quality candidates and potentially subject us to litigation. If we are unable to effectively recruit, train and retain marketing personnel, we may not be able to grow our sales force, our revenue may suffer or our costs may increase.

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The impact of worldwide economic conditions, including the resulting effect on advertising budgets, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising. Although we believe that marketing budgets that have been traditionally invested in mediums such as print and television and these budgets are now being reallocated to Internet marketing, we believe that continuing economic difficulties have adversely affected our business.  We believe the economic conditions in the United States remain challenging.

To the extent that economic difficulties continue, or worldwide economic conditions materially deteriorate, our existing and potential clients may no longer consider investment in our marketing solutions a necessity, or may elect to reduce advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, online marketing advertising solutions may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. These developments could have an adverse effect on our business, operating results and financial condition.

Our future success depends in part on our ability to effectively develop and sell additional products, services and features.

We invest in the development of new products and services with the expectation that we will be able to effectively offer them to our clients.  Our future revenue depends in part on our ability to stay competitive with our product and service offerings. Our ability to develop and launch new products on our expected timelines, or at all, is subject to numerous risks and uncertainties, such as the difficulties of designing complex software products, achieving desired functionality and integrating the new products with our existing technology.

The sale of new or additional features, products and services, the value or utility of which may be different from our current products and services or less easily understood by our clients, may require increasingly sophisticated and costly sales efforts and increased operating expenses, as well as additional training of our employees and clients. New product launches require the investment of resources in advance of any revenue generation. If new products fail to achieve market acceptance, we may never realize a return on this investment. If these efforts are not successful, our business may suffer.

Poor perception of our business or industry as a result of the actions of third parties could harm our reputation and adversely affect our business, financial condition and results of operations.

There are companies within our industry that regularly engage in activities that our clients’ customers may view as unlawful or inappropriate. These activities, such as deceptive promotions, by third parties may be seen by clients as characteristic of participants in our industry and, therefore, may have an adverse effect on the reputation of all participants in our industry, including us. Any damage to our reputation, including from publicity from legal proceedings against us or companies that work within our industry, governmental proceedings, consumer class action litigation, or the disclosure of information security breaches or private information misuse, could adversely affect our business, financial condition and results of operations.

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We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available or may not be available on favorable terms and our business and financial condition could therefore be adversely affected.

While we anticipate that our existing cash and cash equivalents, together with availability under our existing credit facility, cash balances and cash from operations, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If we seek to raise additional capital in order to meet various objectives, including developing future technologies and services, increasing working capital, acquiring businesses and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all.  Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

If we fail to compete effectively against other marketing and media companies and other competitors, we could lose clients and our revenue may decline.

The market for online and offline marketing is intensely competitive. We expect this competition to continue to increase in the future. We perceive only limited barriers to entry to the online marketing industry. We compete both for clients and for limited high quality advertising inventory. We compete for clients on the basis of a number of factors, including return on marketing expenditures, price, and client service.

We compete with Internet and traditional media companies for a share of clients’ overall marketing budgets, including:

•	online marketing or media services providers;

•	offline and online advertising agencies;

•	major Internet portals and search engine companies with advertising networks such as Google, Yahoo!, MSN, and AOL;

•	other online marketing service providers, including online affiliate advertising networks and industry-specific portals or lead generation companies;

•	website publishers with their own sales forces that sell their online marketing services directly to clients;

•	in-house marketing groups at current or potential clients;

•	offline direct marketing agencies; and

•	television, radio and print companies.

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Competition for marketing budgets, as well as competition with traditional media companies, could result in significant price pressure, declining margins, reductions in revenue and loss of market share. In addition, as we continue to expand the scope of our services, we may compete with a greater number of traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition and other areas. Large Internet companies with brand recognition, such as Google, Yahoo!, MSN, and AOL, have significant numbers of direct sales personnel and substantial proprietary advertising inventory and web traffic that provide a significant competitive advantage and have significant impact on pricing for Internet advertising and web traffic. These companies may also develop more vertically targeted products that match consumers with products and services, such as Google’s mortgage rate and credit card comparison products, and thus compete with us more directly. The trend toward consolidation in the Internet advertising arena may also affect pricing and availability of advertising inventory and web traffic. Many of our current and potential competitors also enjoy other competitive advantages over us, such as longer operating histories, greater brand recognition, larger client bases, greater access to advertising inventory on high-traffic websites, and significantly greater financial, technical and marketing resources. As a result, we may not be able to compete successfully. If we fail to deliver results that are superior to those that other online marketing service providers achieve, we could lose clients and our revenue may decline.

Unauthorized access to or accidental disclosure of consumer personally-identifiable information that we collect may cause us to incur significant expenses and may negatively affect our credibility and business.

There is growing concern over the security of personal information transmitted over the Internet, consumer identity theft and user privacy. Despite our implementation of security measures, our computer systems may be susceptible to electronic or physical computer break-ins, viruses and other disruptions and security breaches. Any perceived or actual unauthorized disclosure of personally-identifiable information regarding website visitors, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract website visitors and attract and retain our clients, or subject us to claims or litigation arising from damages suffered by consumers, and thereby harm our business and operating results. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information.

If we do not adequately protect our intellectual property rights, our competitive position and business may suffer.

Our ability to compete effectively depends upon our proprietary systems and technology. As we do not presently hold any patents, we rely on trade secret, trademark and copyright law, confidentiality agreements and technical measures to protect our proprietary rights. Effective trade secret, copyright and trademark protection may not be available in all countries where we currently operate or in which we may operate in the future. Some of our systems and technologies are not covered by any copyright, patent or patent application. We cannot guarantee that: (i) our intellectual property rights will provide competitive advantages to us; (ii) our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; (iii) our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; (iv) any of the trademarks, copyrights, trade secrets or other intellectual property rights that we may employ in our business will not lapse or be invalidated, circumvented, challenged, or abandoned; (v) competitors will not design around our protected systems and technology; or (vi) that we will not lose the ability to assert our intellectual property rights against others.

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Confidentiality agreements with employees, consultants and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our proprietary systems and technology. In order to protect our proprietary systems and technology, we enter into confidentiality agreements with our employees, consultants, independent contractors and other advisors. These agreements may not effectively prevent unauthorized disclosure of confidential information or unauthorized parties from copying aspects of our services or obtaining and using information that we regard as proprietary. Moreover, these agreements may not provide an adequate remedy in the event of such unauthorized disclosures of confidential information and we cannot assure you that our rights under such agreements will be enforceable. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could reduce any competitive advantage we have and cause us to lose clients, publishers or otherwise harm our business.

Increased taxation of companies engaged in Internet commerce may adversely affect the commercial use of our marketing services and our financial results.

The tax treatment of Internet commerce remains unsettled, and we cannot predict the effect of current attempts to impose sales, income or other taxes on commerce conducted over the Internet. Tax authorities at the international, federal, state and local levels are currently reviewing the taxation of Internet commerce, particularly as many governmental agencies seek to address fiscal concerns and budgetary shortfalls by introducing new taxes or expanding the applicability of existing tax laws. We have experienced certain states taking expansive positions with regard to their taxation of our services. The imposition of new laws requiring the collection of sales or other transactional taxes on the sale of our services via the Internet could create increased administrative burdens or costs, discourage clients from purchasing services from us, decrease our ability to compete or otherwise substantially harm our business and results of operations.

Limitations on our ability to collect and use data derived from key partners and aggregators could significantly diminish the value of our services and cause us to lose clients and revenue.

When a user visits our websites, we use technologies, including “cookies”, to collect information such as the user’s Internet Protocol, or IP, address, offerings delivered by us that have been previously viewed by the user and responses by the user to those offerings. In order to determine the effectiveness of a marketing campaign and to determine how to modify the campaign, we need to access and analyze this information. The use of cookies has been the subject of regulatory scrutiny and litigation and users are able to block or delete cookies from their browser. Periodically, certain of our clients and publishers seek to prohibit or limit our collection or use of this data. Interruptions, failures or defects in our data collection systems, as well as privacy concerns regarding the collection of user data, could also limit our ability to analyze data from our clients’ marketing campaigns. This risk is heightened when we deliver marketing services to clients in the financial and medical services client verticals. If our access to data is limited in the future, we may be unable to provide effective technologies and services to clients and we may lose clients and revenue.

We rely on Internet bandwidth and data center providers and other third parties for key aspects of the process of providing services to our clients, and any failure or interruption in the services and products provided by these third parties could harm our business.

We rely on third-party vendors, including data center and Internet bandwidth providers. Any disruption in the network access or co-location services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate analysis and storage of data and delivery of offerings. In the last 12 months, we have experienced interruptions and delays in service and availability for data centers, bandwidth and other technologies, but such interruptions have lasted no more than one hour.  Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and services could adversely affect our business.

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Our systems also heavily depend on the availability of electricity, which also comes from third-party providers. If we or third-party data centers which we utilize were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage and their fuel supply could also be inadequate during a major power outage or disruptive event.  Information systems such as ours may be disrupted by even brief power outages, or by the fluctuations in power resulting from switches to and from back-up generators. This could give rise to obligations to certain of our clients which could have an adverse effect on our results for the period of time in which any disruption of utility services to us occurs.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our ability to operate our business.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. We may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. Our internal control over financial reporting will not prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are unable to maintain proper and effective internal controls, we may not be able to produce accurate financial statements on a timely basis, which could adversely affect our ability to operate our business and could result in regulatory action.

We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent U. S. legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors’ independence and audit committee oversight. We have not yet adopted any of these corporate governance measures and, since our securities are not listed on a national securities exchange or NASDAQ, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

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Risks Related to Our Common Stock

As we are a former shell company, funding sources may be unwilling to provide us with funding as a result of the potentially unavailability of Rule 144 for the resale of their securities.

Rule 144 is not available for the resale of securities issued by any issuer that is or has been at any time previously a shell company unless the following conditions have been met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”);

•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As we are a former shell company, all shareholders will not be able to resell their securities utilizing Rule 144 until one year after the filing of the Form 10 information, which is October 14, 2012.  As a result, funding sources may be hesitant to fund our company as they will have to wait until at least October 14, 2012 to take advantage of Rule 144.  Further, funding sources may be hesitant to fund our company as if we are unable to remain current in our filings under the Exchange Act, they will be unable to utilize Rule 144 for resale of their securities.  Accordingly, it may be difficult to locate financing in light of these risks.

A small number of existing shareholders own a significant amount of our common stock, which could limit your ability to influence the outcome of any shareholder vote.

Our executive officers, directors and shareholders holding in excess of 10% of our issued and outstanding shares, beneficially own approximately 88% of our common stock. Under our Articles of Incorporation and Nevada law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action.  As a result, these individuals will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions.

We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorizes the issuance of 250,000,000 shares of common stock, $0.00001 par value, of which 50,000,000 shares are issued and outstanding (including 1,635,001 shares which are issuable in connection with the automatic conversion of certain promissory notes upon effectiveness of our Registration Statement on Form S-1 on February 13, 2012) and 10,000,000 shares of preferred stock, $0.00001 par value, of which no shares are issued and outstanding. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

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The board of directors, in its sole discretion, may issue preferred shares which could carry superior rights and preferences and, in turn, limiting the influence common shareholders may have on the direction of our company.

We have authorized 10,000,000 shares of “blank check” preferred stock none of which is currently outstanding.  Upon issuance of any preferred stock in the future, the rights attached to the preferred shares could affect our ability to operate, which could force us to seek other financing.  The board of directors may issue preferred stock without obtaining shareholder approval.  Such financing may not be available on commercially reasonable terms or at all and could cause substantial dilution to existing stockholders.

Currently, there is no public market for our securities, and we cannot assure you that any public market will ever develop and it is likely to be subject to significant price fluctuations.

Currently, there is no public market for our stock and our stock may never be traded on any exchange, or, if traded, a public market may not materialize.  Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their stock.

Our common stock is unlikely to be followed by any market analysts, and there may be few or no institutions acting as market makers for the common stock.  Either of these factors could adversely affect the liquidity and trading price of our common stock.  Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly.  Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of the Company, and general economic and market conditions.  No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Our common stock may be subject to “penny stock” rules which may be detrimental to investors.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share.  Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them.  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.  Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  As the Shares immediately following this Offering will likely be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Shares in the secondary market.

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We have never paid a dividend on our common stock and we do not anticipate paying any in the foreseeable future.

We have not paid a cash dividend on our common stock to date, and we do not intend to pay cash dividends in the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Notwithstanding, we will likely elect to retain earnings, if any, to finance our growth. Future dividends may also be limited by bank loan agreements or other financing instruments that we may enter into in the future. The declaration and payment of dividends will be at the discretion of our Board of Directors.

ITEM 1.B.      UNRESOLVED STAFF COMMENTS

None.

Item 2.          Properties

We presently lease 2,481 square feet of office space located at 6001 Broken Sound Parkway, N.W., Suite 510, Boca Raton, Florida 33487 at a monthly rate of $4,175. The lease is effective through May 31, 2013. We believe our current facilities will be adequate for the near future.

Item 3.          Legal proceedings

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  Except as set forth below, the Company is not currently aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

On September 8, 2011, Experian Information Solutions Inc. (“EIS”) and Experian Marketing Solutions Inc. (“EMS”) filed a complaint in United States District Court for the Southern District Court of Florida against SKM Media Group, Inc., our wholly owned subsidiary, claiming trademark infringement and unfair competition as a result of our alleged unauthorized possession and distribution of the plaintiff’s data.

On or about March 21, 2012, EMS, EIS and the Company entered into a confidential Release and Settlement Agreement (the “Settlement Agreement”). Under the terms of which no party made an admission of liability, the parties agreed to be solely responsible for all expenses incurred by them in connection with the action, and there are no more obligations by any party.

Item 4.          Mine safety disclosures

Not applicable.

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PART II

Item 5.	Market for Registrant’s Common Equity and Related Stockholder Matters

Market for Common Stock

There is presently no public market for our common stock and there has never been a market for our common stock. We anticipate applying for quotation of our common stock on the OTC Bulletin Board in the proximate future. However, we cannot assure you that our shares will be quoted on the OTC Bulletin Board or, if quoted, that a public market will materialize.

A market maker sponsoring a company’s securities is required to obtain a quotation of the securities on any of the public trading markets, including the OTC Bulletin Board. If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for quotation on the OTC Bulletin Board.

Even if we are able to obtain this listing, OTC Bulletin Board securities are not quoted and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTC Bulletin Board stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

Number of Shareholders and Total Outstanding Shares

As of May 1, 2012 there were 50,000,000 shares of common stock issued and outstanding (including 1,635,001 shares which are issuable in connection with the automatic conversion of certain promissory notes upon effectiveness of our Registration Statement on Form S-1 on February 13, 2012), held by 51 shareholders of record.

Dividends on Common Stock

We have not previously declared a cash dividend on our common stock and we do not anticipate the payment of dividends in the near future.

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2011, we had no compensation plans in place under which shares of our common stock were authorized for issuance.

Item 6.          Selected Financial Data.

Not applicable.

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Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described.  This discussion should be read in conjunction with our audited Consolidated Financial Statements as of and for the years ended December 31, 2011 and 2010 included in “Item 8. Financial Statements and Supplementary Data” of this Annual Report.

Effective December 31, 2010, the Company acquired all of the outstanding common stock of SKM Group, in exchange for the issuance of 45,000,000 shares of the Company’s common stock (the “Share Exchange”).

The Share Exchange was accounted for as a reverse acquisition under the purchase method of accounting. Accordingly, the Share Exchange was recorded as a recapitalization of SKM, with the financials of SKM Group being treated as the continuing entity. The historical financial statements presented, and financial results discussed herein, are those of SKM Group with the exception of the equity structure which was restated to reflect the number of SKM shares issued to effect the Share Exchange and our authorized capital is that of SKM, the legal acquirer. As of the date of the Share Exchange, SKM’s authorized capital consisted of 250,000,000 shares of common stock, $0.00001 par value and 10,000,000 of preferred stock, $0.00001 par value.

The operating results for the periods presented were not significantly affected by inflation.

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Results of Operations - Comparison of the Years Ended December 31, 2011 and 2010

	For the Years Ended December 31,
	2011	2010

Revenue	$6,745,359	$6,040,781

Operating Expenses
Direct Mail	4,831,150	4,151,313
Salaries, Commissions and Benefits	858,204	990,828
Data Services	287,261	294,379
Professional Fees	123,550	54,056
Other Operating Expenses	409,593	291,863
Total Operating Expenses	6,509,758	5,782,438

Operating Income	235,601	258,343

Other Expenses
Reverse Merger Expenses	313,378	-
Interest Expense	30,264	-
Total Other Expenses	343,642	-
Income (Loss) Before Income Taxes	(108,041)	258,343

Income Taxes	100,266	-

Net Income (Loss)	$(208,307)	$258,343

Revenue

We derive our revenue principally from the sale of advertising through our online marketing platform.  Revenue includes the sale of direct mail services, data lists, email marketing, and social media services.

We sell our products and services directly through our sales consultants, who are focused on serving multi-location organizations through a consultative process targeting financial, consumer, automotive and travel verticals.  The sales cycle for sales to clients ranges from one day transactional sales to over six months for a platform sale and integration.  Marketing platform sales generally require several months.  As such, our revenue from these type sales may not be linear as these type contracts tend to be larger and less predictable.

We typically enter into multi-month agreements for the delivery of direct mail and email campaigns.  Under our agreements, our clients prepay all costs in advance, which includes media services, data, postage, printing, or transmission costs along with any ancillary costs and fees.  For the year ended December 31, 2011, one customer accounted for approximately 74.5% of total revenue, across multiple regions of the United States. As such, the timing and amounts of a significant portion of our revenue can vary with the marketing activity of this client until we are able to more fully diversify our customer base.

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Our revenue increased 11.7% during the year ended December 31, 2011, from the year ended December 31, 2010.  This increase was due to the maturation of our sales consultants and having fully implemented our direct mail services during all of 2011, as compared to only having begun this product offering in early 2010.  During the year ended December 31, 2011, our direct mail revenues totaled $6,293,130, as compared to $5,711,994 for 2010.

Operating Expenses

We intend to continue to increase our operating scale by growing our sales force, product offerings and the infrastructure to support them.  In managing our business for increased scale, we expect each category of operating expenses to increase.  We are not a mature business where operating expense expansion can be tied to current revenue and revenue growth with a goal of meeting a particular immediate operating income target.  Rather, we are intentionally incurring expenses to support our long-term growth plans, acknowledging that these investments may put pressure on near term periodic operating results and increase our operating expenses as a percentage of revenue.

Direct Mail

Our direct mail costs represent costs paid to providers of direct mail distribution services to prepare and distribute customer’s promotional material, which includes preparation, transportation and postage costs provided by such service providers. Such costs increased during 2011 as a result of having conducted our direct mail product offerings during all of 2011, as compared to only a part of 2010, when these services were introduced.

Salaries, Commissions and Benefits

During 2011, our total personnel costs decreased $132,624 to $858,204 from $990,828 in 2010. For the year ended December 31, 2011, our salaried personnel expense totaled $502,758, commission expense totaled $296,837, and the balance attributable to employee benefits and payroll taxes.  These amounts compare to salaried personnel expense of $463,685 and commission expense of $500,779 for the year ended December 31, 2010. Our commission expense declined between the periods, even though revenues increased, as we adjusted our mix of personnel on salary versus commission based programs. While we incurred an increase of $211,237 in our total personnel costs during the first three quarters of 2011, as compared to the same period in 2010, this was offset by a decrease of $343,861 in these expenses during the fourth quarter of 2011, as compared to the fourth quarter of 2010.

During the years ended December 31, 2011 and 2010, we incurred approximately $110,600 and $29,000, respectively, of salary expense associated with developing our technology platform.

Data Services

Data services costs for 2011 were $287,261, as compared to $294,379 in 2010. During the first nine months of 2011, these costs increased $82,548, from the same period in 2010, consistent with our overall increase in business activity. However, during the fourth quarter of 2011, we saw a decrease of $89,666 in these costs from the fourth quarter of 2010.

Included in our 2011 and 2010 expense was approximately $24,900 and $13,000 of cost associated with developing our technology platform that are included as a component of our data services expenses, respectively.

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Professional Fees

Our professional fees increased in 2011, primarily due to higher legal expenses associated with increased corporate governance, contract review and business development costs.

Other Operating Expenses

Other operating expenses increased as a direct result of our increased contracting activity and number of personnel utilizing such items.  The increase of $117,730 between 2011 and 2010 was due primarily to increases in advertising and promotions ($53,000), credit card processing fees ($35,471) and rent ($9,733).

Reverse Merger Expenses

During 2011, we consummated the Share Exchange between SKM and SKM Group and, effective February 2012, registered 2,013,000 shares of our Share Exchange on Form S-1. In doing so, we incurred $313,378 of consultation, legal, accounting and other professional fees.

Interest Expense

Our interest expense increased during 2011, due to the impact of issuing $490,500 in principal amount convertible notes and obtaining our revolving line of credit.

Income Taxes

Our income (loss) before income taxes totaled $(108,041) and $258,343 for the years ended December 31, 2011 and 2010, respectively.

For 2010 and 2011 (until August 31, 2011), SKM Group had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of SKM Group and, therefore, had no corporate tax obligation to record. Had SKM Group’s conversion from an S-Corporation and the Share Exchange occurred on January 1, 2010, our pro-forma income tax (benefit) expense (unaudited) would have been $(36,734) and $87,837 for the years ended December 31, 2011 and 2010, respectively.

Liquidity and Capital Resources

We were formed in December 2008 and remained a development-stage company until the beginning of 2009. Prior to 2009, we financed our operations and capital expenditures through self-funding and revenues. Since 2009, we financed our operations and capital expenditures through self-funding and revenues. Since 2009, we have financed our operations and expansion of our direct sales force through cash provided by operations and debt. Deferred revenue arising from prepayment by the majority of our clients and vendor trade financing are major components of our cash flow from operations. We expect that cash flow from operations and existing cash balances will be sufficient to continue funding our expansion activities. These activities include investments in developing new products and services for our clients and potential acquisitions. In the event that our activities require additional capital resources that we currently contemplate, we may be required to seek additional equity or debt financing and that financing may not be available on terms favorable to us or at all. In addition, expansion in the number of sales consultants and rapid expansion of new products and services for our clients could require significant capital and entail non-capitalized expenses that could diminish our income from operations.

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At December 31, 2011, we had cash and cash equivalents of $721,669 and a net working capital deficit of $681,505, as compared to a working capital deficit of $48,139 at December 31, 2010. However, $490,500 of our working capital deficiency at December 31, 2011, was attributable to our convertible notes, which automatically converted into 1,635,001 shares of our common stock upon our registration statement on Form S-1 being declared effective by the SEC on February 13, 2012.

We used $18,325 in cash for operating activities during the year ended December 31, 2011. This was primarily attributable to our net loss, reduced by the net change in our deferred revenue and advances to supplier received and paid in 2010, respectively. We generated $690,469 in cash from operating activities during the year ended December 31, 2010, primarily due to our net income and increases in our deferred revenue in such year. These amounts in 2010 were partially offset by advance payments we made to suppliers and other working capital changes.  We anticipate the ability to provide cash from operating activities during the next twelve months in amounts sufficient to meet our obligations as they come due.

We have not required, nor do we expect to incur, material amounts of capital expenditures and thus have not had significant amounts of cash used in investing activities to date.

During the year ended December 31, 2011, we generated $329,085 of cash in financing activities from the issuance of our convertible notes, borrowings under our revolving line of credit and employee notes, partially offset by cash dividends paid during the period.  During the year ended December 31, 2010, we used $266,833 of cash in financing activities for dividends.

Our convertible notes totaling $490,500 with several accredited investors bore interest at 5% per annum and were automatically converted into 1,635,001 shares of our common stock on February 13, 2012, upon our registration statement on Form S-1 being declared effective by the SEC.

On February 17, 2011, we entered into a $400,000 revolving draw secured promissory note with a financial institution.  The line of credit loan calls for monthly interest only payments calculated based upon a London Interbank Offered Rate (“Libor”) Index plus 4.088 percentage points.  The effective rate of interest at December 31, 2011, was 4.29%.  The note originally matured on February 17, 2012, but has been extended to May 17, 2012.  The outstanding balance at December 31, 2011 was $199,000.  Unused credit at December 31, 2011 was $201,000.

During the third quarter of 2011, certain members of our management team advanced us a total of $256,166 to meet working capital requirements.  A total of $179,832 had been repaid as of December 31, 2011, leaving a balance of $76,334 at December 31, 2011.  The borrowings bear interest at an annual interest rate of 5.0% and are due December 31, 2012.

At December 31, 2011, we were in compliance with all of our debt covenants.

Although we expect that cash flow from operations and existing cash balances will be sufficient to meet our current obligations as they come due and continue funding our expansion activities, these investments, including investments in developing new products and services for our clients, could require us to seek additional equity or debt financing, and that financing may not be available on terms favorable to us or at all.  In addition, expansion in the number of sales consultants and rapid expansion of new products and services for our clients could require significant capital and entail non-capitalized expenses that could diminish our income from operations.  Further, assuming a stable macroeconomic climate and continued favorable operating cash flow, we intend to continue to increase our investment in new sales consultants and in the development of new products.

27

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. We continually evaluate our estimates, judgments and assumptions based on available information and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

Revenue Recognition, Deferred Revenue and Deferred Costs

The Company recognizes revenue when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

We enter into agreements with customers to provide specific marketing services for which we further engage vendors to provide information to us related to our customer’s needs. Our customers typically pay us in advance for these services, and likewise, our vendors require advance payments in order to provide services to us. Moneys received in advance related to contracts from our customers are recorded as deferred revenue until we have completed the earnings process; that is until we have met all obligations under the contract and have provided our customer the marketing information for which we were contracted. Similarly, moneys paid in advance to our vendors for their services are deferred as advance to suppliers until which point they have completed their obligations for which they were engaged, including our acceptance of their marketing information provided to us.

We recognize revenue for specific customer contracts along with the corresponding costs to our vendors on the same date; that is the date that the specific mailing (“drop date”) occurs. This date represents the completion of our contractual obligation and the marketing information is provided to our customer under the specific contract. Likewise, this date represents the date that the specific vendor engaged to perform services related to a specific customer contract are completed, as accepted and reviewed by us.

Income Taxes

We provide for income taxes using the asset and liability method.  This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns.  Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.  A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent on generating sufficient future taxable income.  We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

28

Recent Accounting Pronouncements

None of the Accounting Standards Updates (“ASU”) that we adopted and that became effective January 1, 2011, had a material impact on our consolidated financial statements.

ASU No. 2011-04

On May 12, 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU amends U.S. generally accepted accounting principles (“U.S. GAAP”) and results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and international financial reporting standards (“IFRS”). The amendments in this ASU change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements; however, the amendment’s requirements do not extend the use of fair value accounting, and for many of the requirements, the FASB did not intend for the amendments to result in a change in the application of the requirements in the “Fair Value Measurement” Topic of the Codification. Additionally, ASU No. 2011-04 includes some enhanced disclosure requirements, including an expansion of the information required for Level 3 fair value measurements. For us, ASU No. 2011-04 was effective January 1, 2012, and the adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

ASU Nos. 2011-05 and 2011-12

On June 16, 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This ASU eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.

ASU No. 2011-05 also requires reclassifications of items out of accumulated other comprehensive income to net income to be measured and presented by income statement line item in both the statement where net income is presented and the statement where other comprehensive income is presented. However, on December 23, 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” to defer this new requirement. For us, both ASU No. 2011-05 and ASU No. 2011-12 were effective January 1, 2012. Since these ASUs pertain to presentation and disclosure requirements only, the adoption of these ASUs is not expected to have a material impact on our consolidated financial statements.

ASU No. 2011-08

On September 15, 2011, the FASB issued ASU No. 2011-8, “Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test prescribed by current accounting principles. However, the quantitative impairment test is required if an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test, and then resume performing the qualitative assessment in any subsequent period. For us, ASU No. 2011-8 was effective January 1, 2012, and the adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

29

ASU No. 2011-11

On December 16, 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” This ASU requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. The disclosure requirements of this ASU mandate that entities disclose both gross and net information about financial instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an enforceable master netting arrangement or similar agreement. ASU No. 2011-11 also requires disclosure of collateral received and posted in connection with master netting arrangements or similar arrangements. The scope of this ASU includes derivative contracts, repurchase agreements, and securities borrowing and lending arrangements. Entities are required to apply the amendments of ASU No. 2011-11 for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. All disclosures provided by those amendments are required to be provided retrospectively for all comparative periods presented. We are currently reviewing the effect of ASU No. 2011-11.

Contractual Obligations

As a “smaller reporting company,” we are not required to provide tabular disclosure obligations.

Off-Balance Sheet Arrangements

At December 31, 2011, we did not have any off-balance sheet arrangements.

Item 7A.          Quantitative and Qualitative Disclosures About Market Risk

As a “smaller reporting company,” we are not required to report.

30

Item 8.          Financial Statements and Supplementary Data

SKM MEDIA CORP.

31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

SKM Media Corp.

We have audited the accompanying consolidated balance sheets of SKM Media Corp. and subsidiaries (formerly Piper Acquisition IV)  (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2011 and 2010.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SKM Media Corp. and subsidiaries (formerly Piper Acquisition IV) at December 31, 2011 and 2010, and the consolidated results of operations and cash flows for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, one customer accounted for approximately 74.5% of the revenues reported for the year ended December 31, 2011 and two customers accounted for 62% of the revenue for the year ended December 31, 2010.

/s/ Kabani & Company, Inc.

KABANI & COMPANY, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, CA

May 7, 2012

F-1

SKM MEDIA CORP. AND SUBSIDIARIES

(FORMERLY PIPER ACQUISITION IV, INC.)

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2011	2010

Assets

Current Assets
Cash and Cash Equivalents	$721,669	$412,868
Accounts Receivable, net	69,529	141,828
Advance to Supplier	-	485,817
Total Current Assets	791,198	1,040,513

Equipment, net	21,291	23,380

Other Assets, net	4,488	4,588

Total Assets	$816,977	$1,068,481

Liabilities and Shareholders' Deficit

Current Liabilities
Accounts Payable	$75,847	$129,715
Accrued Expenses	171,950	99,500
Deferred Revenue	459,072	859,437
Convertible Notes	490,500	-
Revolving Line of Credit	199,000	-
Employee Notes	76,334	-
Total Current Liabilities	1,472,703	1,088,652

Commitments and Contingencies

Shareholders' Equity
Preferred Stock, $0.00001 par value, 10,000,000 shares authorized, no shares issued and outstanding, respectively	-	-
Common Stock, $0.00001 par value, 250,000,000 shares authorized, 48,364,999 and 48,333,333 shares issued and outstanding, respectively	484	483
Additional Paid-In Capital	9,499	-
Accumulated Deficit	(665,709)	(20,654)

Total Shareholders' Deficit	(655,726)	(20,171)

Total Liabilities and Shareholders' Deficit	$816,977	$1,068,481

The accompanying notes are an integral part of these consolidated financial statements.

F-2

SKM MEDIA CORP. AND SUBSIDIARIES

(FORMERLY PIPER ACQUISITION IV, INC.)

CONSOLIDATED STATEMENTS OF OPERATION

	For the Years Ended December 31,
	2011	2010

Revenue	$6,745,359	$6,040,781

Operating Expenses
Direct Mail	4,831,150	4,151,313
Salaries, Commissions and Benefits	858,204	990,828
Data Services	287,261	294,379
Professional Fees	123,550	54,056
Other Operating Expenses	409,593	291,863
Total Operating Expenses	6,509,758	5,782,438

Operating Income	235,601	258,343

Other Expenses
Reverse Merger Expenses	313,378	-
Interest Expense	30,264	-

Total Other Expenses	343,642	-

Income (Loss) Before Income Taxes	(108,041)	258,343

Income Taxes	100,266	-

Net Income (Loss)	$(208,307)	$258,343

Basic and Diluted Income (Loss) per Common Share	$-	$0.01

Weighted average number of common shares outstanding - basic and fully diluted	48,340,881	45,132,420

Dividends declared per common share	$0.01	$0.01

Pro Forma Income Tax Benefit (Expense)	$36,734	$(87,837)

Pro Forma Basic and Diluted Income (Loss) per Common Share	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SKM MEDIA CORP. AND SUBSIDIARIES

(FORMERLY PIPER ACQUISITION IV, INC.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

					Total
	Common Stock		Additional		Shareholders'
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Deficit

BALANCE AT DECEMBER 31, 2009	45,000,000	450	$-	(12,163)	(11,713)

Dividends	-	-	-	(266,833)	(266,833)
Recapitalization due to reverse merger	3,333,333	33	-	-	33
Net lncome	-	-	-	258,343	258,343

BALANCE AT DECEMBER 31, 2010	48,333,333	483	-	(20,654)	(20,171)

Dividends	-	-	-	(436,749)	(436,749)
Issuance of Common Shares	31,666	1	9,499	-	9,500
Net Loss	-	-	-	(208,307)	(208,307)

BALANCE AT DECEMBER 31, 2011	48,364,999	$484	$9,499	$(665,709)	$(655,726)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SKM MEDIA CORP. AND SUBSIDIARIES

(FORMERLY PIPER ACQUISITION IV, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(208,307)	$258,343
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Provision for Doubtful Accounts	5,944	40,214
Depreciation and Amortization	4,048	3,202
Common Stock Issued for Services	9,500	-
Changes in Operating Assets and Liabilities:
Accounts Receivable	66,356	(162,273)
Advance to Supplier	485,817	(469,928)
Other Current Assets	-	9,040
Accounts Payable and Accrued Expenses	18,582	197,442
Deferred Revenue	(400,365)	817,232
Other	100	(2,803)
Net Cash Provided by (Used in) Operating Activities	(18,325)	690,469
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(1,959)	(10,767)
Net Cash Used in Investing Activities	(1,959)	(10,767)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on Revolving Line of Credit	400,000	-
Repayments on Revolving Line of Credit	(201,000)	-
Issuance of Convertible Notes Payable	490,500	-
Issuance of Employee Notes	256,166	-
Repayment of Employee Notes	(179,832)	-
Dividends	(436,749)	(266,833)
Net Cash Provided by (Used in) Financing Activities	329,085	(266,833)

NET INCREASE IN CASH AND CASH EQUIVALENTS	308,801	412,868
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	412,868	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$721,669	$412,868

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid for Interest	$8,041	$-
Cash Paid for Taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SKM MEDIA CORP. AND SUBSIDIARIES

(FORMERLY PIPER ACQUISITION IV, INC.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Piper Acquisition IV, Inc. (the “Company” or “SKM”) was incorporated in the State of Nevada on October 27, 2010.  Prior to December 31, 2010, the Company was engaged in organizational efforts and obtaining initial financing.  The Company was formed as a vehicle to pursue a business combination.

The Company, based on proposed business activities, was a “blank check” company.  The U.S. Securities and Exchange Commission (“SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3(a)(51) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.”  Under SEC Rule 12b-2 under the Exchange Act, the Company also qualified as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions.

Effective December 31, 2010, the Company acquired all of the outstanding common shares of SKM Media Group, Inc. (“SKM Group”) in exchange for the issuance of 45,000,000 shares of the Company’s common stock (the “Share Exchange”).”).  SKM Group, a Florida corporation formed on December 1, 2008, provides highly targeted consumer and business databases for direct response marketing to help its clients communicate their messages.  SKM Group’s marketing services include but are not limited to: deploying millions of direct mail pieces each month, e-mail marketing, renting telemarketing lists, lead generation, messaging services, creative design, social media marketing, and consulting services.

The exchange of SKM Group’s shares was accounted for as a reverse acquisition under the purchase method of accounting.  Accordingly, the Share Exchange was recorded as a recapitalization of the Company, with the financials of SKM Group being treated as the continuing entity.  The historical financial statements presented are those of SKM Group, with the exception of the Company’s equity structure which was restated to reflect the number of the Company’s shares issued to effect the Share Exchange and the authorized capital of the Company is that of SKM Group, the legal acquirer.  As of the date of the Share Exchange, the SKM authorized capital consisted of 250,000,000 shares of common stock, $0.00001 par value, and 10,000,000 shares of preferred stock, $0.00001 par value.  The financial statements of the legal acquirer, SKM, as of December 31, 2010, were not significant; therefore, no pro forma financial information thereof is included in these notes to the consolidated financial statements.

On August 25, 2011, the Company changed its name to SKM Media Corp.

F-6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements were prepared in accordance with GAAP and include the accounts of the Company.  Accounting policies used by the Company reflect industry practices and conform to accounting principles generally accepted in the United States (GAAP).

Use of Estimates and Assumptions

Future events and their effects cannot be predicted with certainty; accordingly the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The accounting estimates used in the preparation of these financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Significant estimates and assumptions are used for, but not limited to: (1) collectability of accounts receivable; and (2) depreciable lives of assets.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  The Company evaluates its estimates and assumptions on a regular basis and may employ outside experts to assist in our evaluation, as considered necessary.  Actual results may differ from these estimates and assumptions used in preparation of its financial statements and changes in these estimates are recorded when known.

Revenue Recognition

The Company recognizes revenue when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured.  Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

We enter into agreements with customers to provide specific marketing services for which we further engage vendors to provide information to us related to our customer’s needs. Our customers typically pay us in advance for these services, and likewise, our vendors require advance payments in order to provide services to us. Moneys received in advance related to contracts from our customers are recorded as deferred revenue until we have completed the earnings process; that is until we have met all obligations under the contract and have provided our customer the marketing information for which we were contracted. Similarly, moneys paid in advance to our vendors for their services are deferred as advance to suppliers until which point they have completed their obligations for which they were engaged, including our acceptance of their marketing information provided to us.

F-7

We recognize revenue for specific customer contracts along with the corresponding costs to our vendors on the same date; that is the date that the specific mailing (“drop date”) occurs. This date represents the completion of our contractual obligation and the marketing information is provided to our customer under the specific contract. Likewise, this date represents the date that the specific vendor engaged to perform services related to a specific customer contract are completed, as accepted and reviewed by us.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less at time of purchase to be cash equivalents.  These investments are carried at cost, which approximates fair value.  Cash and cash equivalent balances may, at certain times, exceed federally insured limits.

 Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts and sales credits.

The Company estimates its allowance for doubtful accounts is established for all customers based on a range of loss percentages applied to receivables aging categories based upon the Company’s historical collection and write-off experience.  The Company’s allowance for doubtful accounts totaled $17,394 and $39,000 as of December 31, 2011 and 2010, respectively.

 Advance to Supplier

Advance to supplier represents payments made to third-parties for outside services relating to delivery of the Company’s direct mail product.  The costs of these services are recorded as direct mail costs within operating expenses in the consolidated statements of operation when recognized.  The Company defers the cost of those services for which all obligations have not yet been performed by these third-party providers.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for maintenance and repairs are charged to expense as incurred.  Additions and betterments that extend the life of the asset are capitalized.  In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as income from operations in the statements of operations.  Depreciation is provided over the estimated useful lives of the assets.  The depreciable lives and depreciation methods used for each class of asset are as follows:

Class	Useful Life	Depreciation Method
Furniture and Equipment	5-7 years	200% double declining
Software	3 years	Straight-line
Leasehold Improvements	5-30 years	Straight-line

F-8

Advertising

The Company expenses advertising costs as incurred.  Advertising expense was $77,541 and $24,541 for the years ended December 31, 2011 and 2010, respectively, and is included in the caption Other Operating Expenses.

Income Taxes

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns.  Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.  A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent on generating sufficient future taxable income.  We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.  Cash and cash equivalents are deposited in with a limited number of financial institutions in the United States.  The balances in the United States held at any one financial institution are generally in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits.

Credit is extended to customers based on an evaluation of their financial condition and other factors.  The Company generally does not require collateral or other security to support accounts receivable.  The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts and sales credits.  At December 31, 2011, two customers accounted for more than 10% of the accounts receivable balance, representing together 63.0% of the Company’s outstanding accounts receivable at that date, with some of the customers comprising multiple regions across the United States.  For the year ended December 31, 2011, one of the Company’s customers accounted for approximately 74.5% of total revenue, comprised of multiple regions across the United States.

At December 31, 2010, two customers accounted for more than 10% of the accounts receivable balance, representing together 64.2% of the Company’s outstanding accounts receivable at that date. For the year ended December 31, 2010, two of the Company’s customers, each of whom accounted for more than 10% of the Company’s revenue, together accounted for approximately 62% of total revenue.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, net accounts receivable, accounts payable and accrued expenses, are carried at historical cost. At December 31, 2011 and 2010, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

F-9

Impairment of Long-Lived Assets

We assess the recoverability of long-lived assets, whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount.  We measure the recoverability of long-lived assets by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset.  We present an impairment charge as a separate line item within income from operations in our statements of operations.  The Company did not recognize an impairment of long-lived assets during either of the years ended December 31, 2011, or December 31, 2010.

Commitments and Contingencies

Accruals for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  These accruals are adjusted as additional information becomes available or circumstances change.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period.  The calculation for diluted earnings per common share recognizes the effect of all potential dilutive securities that were outstanding during the respective periods, unless their impact would be antidilutive.

As noted above, during 2010, and from January 1, 2011 to August 31, 2011, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of this income passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record.  Had the Company not been treated as an S-Corporation in these periods, the Company’s pro-forma earnings per share would not have been materially impacted.

Recent Accounting Pronouncements

None of the Accounting Standards Updates (ASU) that the Company adopted and that became effective January 1, 2011, had a material impact on its consolidated financial statements.

ASU No. 2011-04

On May 12, 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU amends U.S. generally accepted accounting principles (U.S. GAAP) and results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and international financial reporting standards (IFRS). The amendments in this ASU change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements; however, the amendment’s requirements do not extend the use of fair value accounting, and for many of the requirements, the FASB did not intend for the amendments to result in a change in the application of the requirements in the “Fair Value Measurement” Topic of the Codification. Additionally, ASU No. 2011-04 includes some enhanced disclosure requirements, including an expansion of the information required for Level 3 fair value measurements. For the Company, ASU No. 2011-04 was effective January 1, 2012, and the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

F-10

ASU Nos. 2011-05 and 2011-12

On June 16, 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” This ASU eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.

ASU No. 2011-05 also requires reclassifications of items out of accumulated other comprehensive income to net income to be measured and presented by income statement line item in both the statement where net income is presented and the statement where other comprehensive income is presented. However, on December 23, 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” to defer this new requirement. For the Company, both ASU No. 2011-05 and ASU No. 2011-12 were effective January 1, 2012. Since these ASUs pertain to presentation and disclosure requirements only, the adoption of these ASUs is not expected to have a material impact on the Company’s consolidated financial statements.

ASU No. 2011-08

On September 15, 2011, the FASB issued ASU No. 2011-8, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” This ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test prescribed by current accounting principles. However, the quantitative impairment test is required if an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test, and then resume performing the qualitative assessment in any subsequent period. For the Company, ASU No. 2011-8 was effective January 1, 2012, and the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

F-11

ASU No. 2011-11

On December 16, 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.” This ASU requires disclosures to provide information to help reconcile differences in the offsetting requirements under U.S. GAAP and IFRS. The disclosure requirements of this ASU mandate that entities disclose both gross and net information about financial instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an enforceable master netting arrangement or similar agreement. ASU No. 2011-11 also requires disclosure of collateral received and posted in connection with master netting arrangements or similar arrangements. The scope of this ASU includes derivative contracts, repurchase agreements, and securities borrowing and lending arrangements. Entities are required to apply the amendments of ASU No. 2011-11 for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. All disclosures provided by those amendments are required to be provided retrospectively for all comparative periods presented. The Company is currently reviewing the effect of ASU No. 2011-11.

3.	CONVERTIBLE NOTES

In October 2011, the Company issued Convertible Notes (“Convertible Notes”) totaling $500,000 with a group of accredited investors.  The Convertible Notes bear interest at 5% per annum.  The Convertible Notes were converted into 1,666,667,000 shares of the Company’s common stock upon effectiveness of the Company’s Registration Statement on Form S-1 on February 13, 2012.  The Company recognized total interest expense of $18,139 on these notes during 2011.

In October 2011, one of the note holders, which had not yet funded their note subscription of $9,500, converted their note subscription into 31,666 shares of the Company’s common stock.

4.	REVOLVING LINE OF CREDIT

On February 17, 2011, the Company entered into a $400,000 revolving draw secured promissory note with a financial institution.  The line of credit loan calls for monthly interest only payments calculated based upon the London Interbank Offered Rate (“Libor”) Index plus 4.088 percentage points.  The applicable rate of interest at December 31, 2011, was approximately 4.29%.  The note matured on February 17, 2012, and has been extended to May 17, 2012.  The outstanding balance at December 31, 2011 was $199,000.  Unused credit at December 31, 2011 was $201,000.  The Company recognized total interest expense of $5,889 on this line of credit during the year ended December 31, 2011.

5.	EMPLOYEE NOTES

During the third quarter of 2011, certain members of the Company’s management team advanced the Company a total of $256,166 to meet working capital requirements.  A total of $179,832 had been repaid as of December 31, 2011, leaving a balance of $76,334 at December 31, 2011.  The borrowings bear interest at an annual interest rate of 5.0% and are due December 31, 2012.  The Company recognized total interest expense of $3,252 on these borrowings during the year ended December 31, 2011.

F-12

6.	INCOME TAXES

The Company’s income (loss) before income taxes, totaled $(108,041) and $258,343 for the years ended December 31, 2011 and 2010, respectively. The total provision for income taxes, consist of the following:

	For the Year Ended December 31,
	2011	2010

Current Taxes	$100,266	$-

Deferred Taxes	-	-

Total	$100,266	$-

During 2010, and from January 1, 2011 to August 31, 2011, the Company had elected to be treated as an S-Corporation for federal income tax purposes and all of the Company’s income during these periods passed through to the then-shareholders of the Company, and the Company, therefore, had no corporate tax obligation to record. The Company’s 2011 income tax expense is attributable to the Company’s income before income taxes for the period from the date of S-Corporation conversion to December 31, 2011. The Company had no deferred tax assets or liabilities as of December 31, 2011.

Had the Company’s conversion from an S-Corporation, and had the merger with SKM, occurred on January 1, 2010, the Company’s pro-forma income tax (benefit) expense would have been as follows:

	Pro Forma for the Year Ended December 31,
	2011	2010

Current Tax Benefit ( Expenses)	$36,734	$(87,837)

Deferred Taxes	-	-

Total	$36,734	$(87,837)

F-13

A reconciliation of the provision for income taxes with amounts determined by applying the statutory U.S. Federal income tax rate (34%) to the Company’s income before income taxes is as follows:

	For the Year Ended December 31,
	2011	2010

Income Tax (Benefit) Expense at U.S. Statutory Rate	$(36,734)	$87,837
Section 382 Net Operating Loss Allowance	100,381	-
Pass-Through of Tax Benefit (Liability) to S-Corp Shareholders	36,619	(87,837)
Income Tax Expense Reported	$100,266	$-

As a change in control of the Company, pursuant to Section 382 of the US Tax Code, occurred upon the consummation of the Share Exchange, the Company has fully reserved for its net operating loss as of the date of the Share Exchange as its more likely than not that the Company will not recognize any future benefit from this asset.

The Company had no uncertain tax positions as of December 31, 2011.

7.	COMMITMENTS AND CONTINGENCIES

On September 8, 2011, Experian Information Solutions Inc. (“EIS”) and Experian Marketing Solution Inc. (“EMS”) filed a complaint in United States District Court for the Southern District Court of Florida against SKM Media Group, Inc., the Company’s wholly owned subsidiary, claiming trademark infringement and unfair competition as a result of its alleged unauthorized possession and distribution of the plaintiff’s data.

On or about March 21, 2012, EMS, EIS and the Company (collectively, the “Parties”) entered into a confidential Release and Settlement Agreement and there are no more obligations by either party. Under the terms of the parties’ Agreement, neither party made an admission of liability, the parties agreed to be solely responsible for all expenses incurred by them in connection with the action.

8.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company reimbursed Nobis Capital Advisors Inc. (“Nobis”) $38,854 of expenses incurred in identifying a potential business acquisition and related due diligence activities. Nobis is a shareholder of the Company. These costs are included as part of Reverse Merger Expenses.

The Company also paid $204,000 to management members and employees of Nobis for services rendered in facilitating the Share Exchange and the registration of the Company’s common stock on Form S-1 with the Securities and Exchange Commission. Certain of the payments were made to members of Nobis management who are also shareholders of the Company. These costs are included as part of Reverse Merger Expenses.

F-14

In October 2011, Nobis, which had not yet funded its note subscription of $9,500, converted its note subscription into 31,666 shares of the Company’s common stock.

In 2011, Messrs. Moreno, Minsky, Lesnik and Johnson provided loans to SKM Media Group Inc. in the amounts below prior to its acquisition by the Company. As a result, in September 2011, SKM Media Group, Inc. elected to document such loans by providing each of the parties with a 5% promissory notes representing the terms of loans.  The notes may be prepaid at any time and contain standard event of default terms.  Amounts due to these individuals totaled $76,334 as of December 31, 2011.

9.	SHAREHOLDERS’ EQUITY

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

During October 2011, one of the holders of the Company’s Convertible Notes, which had not yet funded their note subscription of $9,500, converted their note subscription into 31,666 shares of the Company’s common stock.

During the years ended December 31, 2011 and 2010, the Company made distributions to its owners, while the Company’s subsidiary was owned by them prior to their acquisition by the Company, totaling $436,749 and $266,833, respectively. The Company has treated these distributions as deemed dividends for financial reporting purposes.

F-15

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and President (our principal executive officer), our Chief Financial Officer (our principal financial officer) and our Treasurer (our principal accounting officer) to allow for timely decisions regarding required disclosure.

As of December 31, 2011, the end of our fiscal year covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and President (our principal executive officer), our Chief Financial Officer (our principal financial officer) and our Treasurer (our principal accounting officer) of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and President (our principal executive officer), our Chief Financial Officer (our principal financial officer) and our Treasurer (our principal accounting officer) concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of internal control include providing management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management’s authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

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This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our Company’s registered public accounting firm pursuant to rules of the SEC that permit our Company to provide only management’s report in this annual report.

Inherent limitations on effectiveness of controls

Internal control over financial reporting has inherent limitations which include but is not limited to the use of independent professionals for advice and guidance, interpretation of existing and/or changing rules and principles, segregation of management duties, scale of organization, and personnel factors. Internal control over financial reporting is a process which involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis, however these inherent limitations are known features of the financial reporting process and it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2011, that have materially or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B.	OTHER INFORMATION

None.

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PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The name, age and positions of our directors and executive officers are set forth below:

Name	Age	Title
Steven Moreno	53	Chief Executive Officer, President and Director
Howard Minsky	42	Treasurer and Director
Todd Johnson	44	Director
John R. Lesnik	33	Secretary and Director
Joseph Walkowiak	64	Chief Financial Officer

Set forth below is a description of the background and business experience of each of our directors and executive officers.

Steven M. Moreno was appointed as Chief Executive Officer, President and a director on September 27, 2011.  Mr. Moreno formed SKM Media Group, Inc., our wholly owned subsidiary, in December 2008 and has served as the President of SKM Media Group, Inc. since.  Prior to forming SKM Media Group, Inc., Mr. Moreno served as the President and founder from August 2005 to December 2008 for SKM Management Group (dba SKM Messaging), providing direct marketing services.  Mr. Moreno graduated from University of Connecticut with a Bachelor of Arts in History and a minor in Marketing.  As a founder, of SKM Media Group, Inc., Mr. Moreno has unparalleled knowledge of the Company’s history, strategies, technologies and culture.  Mr. Moreno has been a key individual in developing our business.

Howard Minsky was appointed as Treasurer and a director on September 27, 2011.  Mr. Minsky formed SKM Media Group, Inc., our wholly owned subsidiary, in December 2008 and has served as the Chief Operating Officer of SKM Media Group, Inc., since.  Prior to founding SKM Media Group, Inc., Mr. Minsky served as the President and founder of Spot Behavior from April 2007 to November 2008 where he provided digital advertising services. From 2004 through April 2007, Mr. Minsky served as President and various other positions with Yadio, a marketing and web development company for online video services. Mr. Minsky received a Bachelor of Science in Finance from Rider College.  As a founder, of SKM Media Group, Inc., Mr. Minsky has unparalleled knowledge of the Company’s history, strategies, technologies and culture.  Mr. Minsky has been a key individual in developing our business.

Todd Johnson was appointed as a director on September 27, 2011.  Mr. Johnson has held several roles with SKM Media Group, Inc., our wholly owned subsidiary.  From April 2010 to the present he has served as the Chief Marketing Officer.  From December 2008 to April 2010, Mr. Johnson serviced as the Vice President of Business Development.  Prior to joining SKM Media Group, Inc., Mr. Johnson served as the Director of Lead Generation for Data Warehouse, Inc. from November 2005 to February 2008.  Mr. Johnson holds a Bachelor’s degree in finance from Quinnipiac University in Hamden, Connecticut where he is a member of the athletic hall of fame for Ice hockey where he holds several scoring records.  As a founder, of SKM Media Group, Inc., Mr. Johnson has unparalleled knowledge of the Company’s history, strategies, technologies and culture.  Mr. Johnson has been a key individual in developing our business.

34

John Lesnik was appointed as Secretary and a director on September 27, 2011.  Mr. Lesnik joined SKM Media Group, Inc., our wholly owned subsidiary, in September 2009 where he was appointed as the Executive Vice President of Business Development.  Prior to joining SKM Media Group, Inc., Mr. Lesnik served as Vice President for Direct Marketing Associates Services from August 2008 to May 2009 and as Vice President of Business Development for Direct Marketing Associates from January 2006 to August 2008.  As he has served with SKM Media Group, Inc. since 2009 and has over five years in the direct marketing industry, Mr. Lesnik has unparalleled knowledge of the Company’s industry, strategies, technologies and culture.  Mr. Lesnik has been a key individual in developing our business prior to our acquisition.

Joseph Walkowiak was appointed as Chief Financial Officer on September 27, 2011.  Since 1992, Mr. Walkowiak has served as the owner and principal of JIS Tax and Accounting Inc., a tax and accounting consulting firm.  From 1978 through 2002, Mr. Walkowiak served as Controller and Chief Financial Officer for three major auto dealerships in South Florida.  Mr. Walkowiak holds a BS Accounting from Long Island University in 1972. Mr. Walkowiak has over 25 years of public accounting experience with various industries, which includes the marketing and advertising industries.  He specialized in accounting system setup and implementation, financial statement reporting and tax compliance.

Terms of Office

Our directors are elected for a term of one year and until their successors are elected and qualified. Our executive officers serve at the pleasure of the board of directors.

Family Relationships

There are no family relationships among any of our directors and executive officers.

Director Independence and Board Committees

Our board of directors does not currently have any independent directors. Our board of directors also does not currently have an audit, compensation or corporate governance committees. The board of directors performs these functions as a whole. We plan to appoint independent directors and establish committees in the near future.

Board of Directors Role in Risk Oversight

The board of directors has periodic meetings with management and the Company’s independent auditors to perform risk oversight with respect to the Company’s internal control processes. We currently do not have independent directors. The Company believes that the board’s role in risk oversight does not materially affect the leadership structure of the Company.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. This document will be made available in print, free of charge, to any shareholder requesting a copy in writing from our Secretary at our executive offices in Boca Raton, Florida.

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ITEM 11.	EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation of each of the Company’s Officers . No executive officer had total cash compensation that exceeded $100,000 for the fiscal years ended December 31, 2011 and 2010.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Stock Options ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steven Moreno,	2011	$48,622.88	$—	—	—	—	—	—	$48,622.88
CEO and President	2010	$25,625.00	22,500.00	—	—	—	—	—	$48,125.00

Howard Minsky,	2011	$2,198.48	—	—	—	—	—	—	$2,198.48
Treasurer	2010	$48,125.00	—	—	—	—	—	—	$48,125.00

Todd Johnson,	2011	$76,898.46	—	—	—	—	—	—	$76,898.46
VP	2010	$20,833.00	—	—	—	—	—	—	$20,833.00

John Lesnik, Secretary	2011	$78,751.31	—	—	—	—	—	—	$78,751.31
	2010	29,233.00	—	—	—	—	—	—	$29,233.00

Joseph Walkowiak,	2011	$54,265.00	—	—	—	—	—	—	$54,265.00
CFO	2010	—	—	—	—	—	—	—	$-

Timothy Betts, (1)	2011	$42,500	—	—	—	—	—	—	$42,500
	2010	$—	—	—	—	—	—	—	$—

(1)	Mr. Betts was an officer and director of the Company until September 2011, when he resigned from such positions.

Required columns for option awards, non-entity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings and all other compensation are omitted from the table above as the amounts are all zero.

Employment Agreements

We are not currently party to employment agreements with our executive officers. While we may seek to negotiate and enter into such agreements during 2012, there is no assurance that we will be able to successfully do so.

36

Compensation Committee Interlocks and Insider Participation

The Company has not yet established a compensation committee. Accordingly, all compensation discussions are made by our board of directors as a whole.

Other Executive Officer Compensation Tables

All other tables relating to compensation of executive officers have been omitted as inapplicable.

Compensation of Directors

Our directors have not received compensation for rendering services as such.

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ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of May 1, 2012, with respect to the beneficial ownership of the outstanding common stock by (i) each of our directors and executive officers, (ii) our directors and executive officers as a group and (iii) any other holder of more than 5% of our outstanding common stock. Except as otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (2)

Directors and Executive Officers
Steve Moreno(1)	19,630,000	40.6%
Howard Minsky	12,400,000	25.6%
Todd Johnson	9,000,000	18.6%
John Lesnik(1)	2,870,000	5.9%
Joseph Walkowiak	-	-
All directors and executive officers as a group (5 persons)	43,900,000	90.7%

* Less than 1%

Other 5% or Greater Stockholders

Timothy Betts	2,698,333	(3)	5.6	%(4)

(1)	On January 18, 2012, Steven Moreno and John Lesnik entered into an Agreement whereby their ownership interest of each shareholder was amended to reflect that Mr. Moreno presently owns 19,630,000 shares of common stock and Mr. Lesnik presently owns 2,870,000 shares of common stock. Mr. Moreno has agreed to transfer up to 4,000,000 shares of common stock to Mr. Lesnik if Mr. Lesnik achieves certain “Net Profit” targets during the years ended December 31, 2012, 2013 and 2014.

(2)	Applicable percentage ownership is based on 50,000,000 shares of common stock outstanding (including 1,635,001 shares which are issuable in connection with the automatic conversion of certain promissory notes upon effectiveness of our Registration Statement on Form S-1 on February 13, 2012), together with securities exercisable or convertible into shares of common stock within 60 days of such date for such shareholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of May 1, 2012 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Represents 333,333 shares of common stock held by Mr. Betts and 269,333 shares of common stock held by Nobis. Mr. Betts is the sole shareholder of Nobis.

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Securities Authorized for Issuance Under Equity Compensation Plans

As of December 31, 2011, we had no compensation plans in place under which shares of our common stock were authorized for issuance.

Item 13.	Certain Relationships and Related Transactions

During the year ended December 31, 2011, SKM Group paid a total of $436,749 in dividends to the former shareholders of SKM Group, who are now shareholders, executive officers and directors of the Company. These represented S-Corporation dividends through August 31, 2011.

In 2011, Messrs. Moreno, Minsky, Lesnik and Johnson provided loans to SKM Media Group Inc. in the amounts below prior to its acquisition by the Company.  The loans were recorded in the financial statements but were not documented.  As a result, in September 2011, SKM Media Group, Inc. elected to document such loans by providing each of the parties with a 5% promissory notes representing the terms of loans.  The notes may be prepaid at any time and contain standard event of default terms.  Amounts due to these individuals totaled $76,334 as of December 31, 2011.

During 2011, the Company reimbursed Nobis Capital Advisors, Inc. (“Nobis”), a former promoter, $38,854 of expenses incurred in identifying the share exchange transaction pursuant to which the Company acquired SKM Group, and related due diligence. The Company also paid $204,000 to management members and employees of Nobis for services rendered in facilitating the acquisition of SKM Group and the Company’s subsequent Registration Statement on Form S-1. In October 2011, Nobis, which had not yet funded its note subscription of $9,500, converted the note subscription into 31,666 shares of our common stock.

39

Item 14.	Principal Accountant Fees and Services

Audit Fees

Kabani & Company (the “Auditor”) has billed $45,000 for the audit for the years ended December 31, 2011. The Auditor billed for the audit for 2011 as of the date of this Annual Report.

Audit Related Fees

None.

Tax Fees

Not applicable.

Other Fees

None.

40

Part IV

Item 15.	Exhibits and Financial Statement Schedules

(a)	The following documents are filed as part of this Annual Report:

1.	Financial Statements – The following Consolidated Financial Statements of the Company are contained in Item 8 of this Annual Report on Form 10-K:

•	Report of Independent Registered Public Accountants
•	Consolidated Balance Sheets at December 31, 2011 and 2010
•	Consolidated Statements of Operations for the years ended December 31, 2011 and 2010
•	Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011 and 2010
•	Consolidated Statements of Cash Flows for the years ended December 31, 2011
•	Notes to the Consolidated Financial Statements

2.	Financial Statement Schedules were omitted, as they are not required or are not applicable, or the required information is included in the Consolidated Financial Statements.

3.	Exhibits – The following exhibits are filed with this report or are incorporated herein by reference to a prior filing, in accordance with Rule 12b-32 under the Securities Exchange Act of 1934.
(b)	Exhibits

Exhibit No.	Description

3.1	Certificate of Incorporation (1)
3.2	Amendment to the Certificate of Incorporation(1)
3.3	Certificate of Correction(1)
3.4	Bylaws (1)
4.1	Form of 5% Convertible Promissory Notes (1)
4.2	Promissory Note issued to Steven Moreno (1)
4.3	Promissory Note issued to Howard Minsky (1)
4.4	Promissory Note issued to John Lesnik (1)
4.5	Promissory Note issued to Todd Johnson (1)
4.6	Promissory Note between SKM Media Group Inc. and JP Morgan Chase Bank, NA dated February 17, 2011 (1)
4.7	Business Loan Agreement between SKM Media Group Inc. and JP Morgan Chase Bank, NA dated February 17, 2011 (1)
10.1	Share Exchange Agreement by and between SKM Media Corp. (f/k/a Piper Acquisition IV, Inc.), SKM Media Group, Inc. and the shareholders of SKM Media Group, Inc. (1)
10.2	Adjustment to the Share Exchange Agreement by and between SKM Media Corp. (f/k/a Piper Acquisition IV, Inc.), SKM Media Group, Inc., John Lesnik and Steven Moreno (1)
14.1	Code of Ethics of SKM Media Corp. (1)
21.1	List of Subsidiaries (1)
31.1	Certification of the Chief Executive Officer pursuant to Rule 130-14 of the Securities Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
31.2	Certification of the Chief Financial Officer pursuant to Rule 130-14 of the Securities Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)

(1)	Previously filed as an Exhibit to the Company’s Registration Statement on Form S-1 (File No. 3331-77329), and incorporated herein by reference.
(2)	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on May 9, 2012.

SKM MEDIA CORP.

By:	/s/ Steven L. Moreno
Steven L. Moreno, Chief Executive Officer, President, and Director (Principal Executive Officer)

By:	/s/ Joseph Walkowiak
Joseph Walkowiak, Chief Financial Officer (Principal Financial Officer)

By:	/s/ Howard Minsky
Howard Minsky, Treasurer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven L. Moreno	Chief Executive Officer,	May 9, 2012
Steve Moreno	President and Director (Principal Executive Officer)

/s/ Howard Minsky	Treasurer and Director	May 9, 2012
Howard Minsky	(Principal Accounting Officer)

/s/ Todd Johnson	Director	May 9, 2012
Todd Johnson

/s/ John Lesnik	Secretary and Director	May 9, 2012
John Lesnik

/s/ Joseph Walkowiak	Chief Financial Officer	May 9, 2012
Joseph Walkowiak	(Principal Financial Officer)

42